Exhibit 99.1

Team,

Today we announced an important milestone for Assertio – one that reflects the strength of our business and the hard work of this entire organization. You can read our press release here.

We have entered into an agreement to be acquired by Garda Therapeutics in an all-cash transaction valued at $18 per share. At the same time, our legacy portfolio will be acquired by Cosette Pharmaceuticals. These transactions are the result of an extensive, multi-month strategic review process led by our Board, with the goal of identifying the best path forward to maximize value and position our assets for long-term success.

I want to be clear about what this means for you: nothing changes today. We continue to operate as one team, with the same priorities, roles, and focus. Our responsibility remains delivering for our patients, customers, and partners every day.

I also want to take a moment to recognize what made this outcome possible. The progress we’ve made – strengthening our commercial capabilities, advancing Rolvedon, and managing our portfolio – has been driven by your commitment and execution. This announcement is a direct reflection of that work, and I’m grateful for everything you’ve done to get us here.

Looking ahead, we believe Garda and Cosette are strong, experienced organizations that will be thoughtful stewards of our brands. They bring the resources and focus to continue investing in these products and supporting the patients who rely on them.

We know you will have questions. I will be hosting an all-hands town hall at 10am CT to walk through the announcement in more detail and provide an opportunity for you to ask questions directly. Additional details will be shared shortly.

Over the coming weeks, there will be a process to complete the transaction, and we will keep you informed as things progress. If and when there are updates that affect our teams, we will communicate them clearly and transparently.

For now, our focus remains unchanged: continue executing at a high level and supporting one another.

Thank you again for your dedication and professionalism.

Mark

Mark Reisenauer

Chief Executive Officer